

July 8, 2013

Via E-mail
John C. Gerspach
Chief Financial Officer
Citigroup, Inc.
399 Park Avenue
New York, NY 10022

>   **Re: Citigroup Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 1, 2013**
>   **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your filings and your response letter filed June 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   In several locations in the Form 10-K you refer to business activities and offices in the Middle East, Africa and Latin America. Syria, Sudan and Cuba, countries located in those regions, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any information, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3.   We are aware of an article, published in September 2011 and cited in 2012 and 2013 reports prepared by the Congressional Research Service, stating that China Guangfa Bank, an entity part-owned by you, had a banking relationship as recently as 2009 with Korea Mining Development Trading Corporation (KOMID), the North Korean government's main arms dealer. We also are aware of a 2006 article suggesting that you may have operational control of China Guangfa Bank. KOMID is included on the list of Specially Designated Nationals maintained by the Department of Treasury's Office of Foreign Assets Control, for its role in North Korea's proliferation of weapons of mass destruction. Both the referenced article and Treasury Department press releases identify KOMID as North Korea's main exporter of goods and equipment related to ballistic missiles and conventional weapons, and as a supplier of arms to Iran and Syria. Iran and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please discuss for us your reported relationship with China Guangfa Bank and China Guangfa Bank's reported relationship with KOMID, and the potential for the reported relationships to have an adverse impact upon your reputation and share value.

        You may contact Daniel Leslie at (202) 551-3876 or Eric Envall at (202) 551-3234 with any questions.

                                        Sincerely,

                                        /s/ Stephanie J. Ciboroski

                                        Stephanie J. Ciboroski
                                        Senior Assistant Chief Accountant